UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                      Commission File Number: 333-80245-01

                            Ahold Finance U.S.A., LLC
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             (Exact name of registrant as specified in its charter)

                               1385 Hancock Street
                                Quincy, MA 02169
                            Telephone: (617) 770-7121
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

               6 1/4 % Notes due 2009 of Ahold Finance U.S.A., LLC
               8 1/4 % Notes due 2010 of Ahold Finance U.S.A., LLC
               6 7/8 % Notes due 2029 of Ahold Finance U.S.A., LLC
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            (Title of each class of securities covered by this Form)

                                      None
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   (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)(i)              [ ]        Rule 12h-3(b)(l)(i)            [X]
Rule 12g-4(a)(l)(ii)             [ ]        Rule 12h-3(b)(1)(ii)           [ ]
Rule 12g-4(a)(2)(i)              [ ]        Rule 12h-3(b)(2)(i)            [ ]
Rule 12g-4(a)(2)(ii)             [ ]        Rule 12h-3(b)(2)(ii)           [ ]
                                            Rule 15d-6                     [ ]

Approximate number of holders of record of the 6 1/4% Notes due 2009 as of the certification or notice date: 42

Approximate number of holders of record of the 8 1/4% Notes due 2010 as of the certification or notice date: 39

Approximate number of holders of record of the 6 7/8% Notes due 2029 as of the certification or notice date: 29

     Pursuant to the requirements of the Securities Exchange Act of 1934, Ahold Finance U.S.A., LLC has caused this Certification and Notice to be signed on its behalf by the undersigned duly authorized person.


Date: September 28, 2007

                                       By:/s/ K.A. Ross
                                          --------------------------------------
                                         Name:  K.A. Ross
                                         Title: Manager and Treasurer